APPENDIX “A”

CanAlaska Uranium Ltd.
(An Exploration Stage Company)

Consolidated Financial Statements
April 30, 2011 and 2010
(Prepared under Canadian GAAP and expressed in Canadian dollars, except where indicated)

Report of Independent Registered Chartered Accountants

To the Shareholders of CanAlaska Uranium Ltd.

We have audited the accompanying consolidated financial statements of CanAlaska Uranium Ltd. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at April 30, 2011 and 2010, and the consolidated statements of loss and comprehensive loss, shareholders’ equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of CanAlaska Uranium Ltd. and subsidiaries as at April 30, 2011 and 2010 and the results of their operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the Company has a deficit of $32.8 million at April 30, 2011 and incurred a net loss of $2.1 million during the year ended April 30, 2011. These matters, as set forth in Note 1, indicate the existence of material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern.

Other Matter

The consolidated statement of loss and comprehensive loss, shareholders’ equity and cash flows for the year ended April 30, 2009 were audited by another auditor who issued an unmodified opinion dated July 31, 2009, except for the effects of the restatement as discussed in Note 4 to the consolidated financial statements for the year ended April 30, 2010 (not presented herein), as to which the date is August 19, 2010.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
August 16, 2011

James Stafford
James Stafford, Inc.
Chartered Accountants
Suite 350 – 1111 Melville Street
Vancouver, British Columbia
Canada V6E 3V6
Telephone +1 604 669 0711
Facsimile +1 604 669 0754
www.jamesstafford.ca

Report of Independent Registered Chartered Accountants

To the Shareholders of
CanAlaska Uranium Ltd.

We have audited the consolidated balance sheet of CanAlaska Uranium Ltd. (the “Company”) (an exploration stage company) as at 30 April 2009 (not presented herein) and the related consolidated statements of loss and comprehensive loss, shareholders’ equity and cash flows for the year ended 30 April 2009.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 30 April 2009 and the results of its operations and its cash flows for the year ended 30 April 2009 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

“James Stafford”
Vancouver, Canada	Chartered Accountants

31 July 2009, except for the effects of the restatement as discussed in Note 4 to the consolidated financial statements for the year ended 30 April 2010 (not presented herein) appearing under Item 17 of the Company’s 2010 Annual Report on Form 20-F, as to which the date is 19 August 2010.

Comments by Independent Registered Chartered Accountants for United States of America Readers on Canada – United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States of America) require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America), our report to the Shareholders dated 31 July 2009, except for the effects of the restatement as discussed in Note 4 to the consolidated financial statements for the year ended 30 April 2010 (not presented herein) appearing under Item 17 of the Company’s 2010 Annual Report on Form 20-F, as to which the date is 19 August 2010 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the report when these are adequately disclosed in the financial statements.

“James Stafford”
Vancouver, Canada	Chartered Accountants

31 July 2009, except for the effects of the restatement as discussed in Note 4 to the consolidated financial statements for the year ended 30 April 2010 (not presented herein) appearing under Item 17 of the Company’s 2010 Annual Report on Form 20-F, as to which the date is 19 August 2010.

CanAlaska Uranium Ltd.
(An Exploration Stage Company)
Consolidated Balance Sheets
As at April 30, 2011 and 2010

(Expressed in Canadian dollars, except where indicated)

	April 30 2011	April 30 2010
	$000’s	$000’s
Assets
Current assets
Cash and cash equivalents (note 4)	11,416	8,722
Accounts receivable and prepaid expenses	422	1,148
Available-for-sale securities (note 5)	559	261
	12,397	10,131

Reclamation bonds	343	391
Property and equipment (note 6)	616	743
Mineral property interests (note 7)	54,142	46,245
	67,498	57,510
Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,461	1,626

Future income tax liability (note 11)	3,596	3,399
	6,057	5,025

Shareholders’ equity
Common shares (note 8)	65,182	60,878
Contributed surplus (note 8)	9,798	9,665
Accumulated other comprehensive income	267	10
Deficit	(32,806)	(30,668)
	42,441	39,885
Non-controlling interest (note 3)	19,000	12,600
	61,441	52,485
	67,498	57,510

Nature of operations (note 1)
Commitments (notes 7 and 12)
Subsequent events (note 17)

Approved by the Board of Directors

(Signed) Peter Dasler
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd.
(An Exploration Stage Company)
Consolidated Statements of Loss and Comprehensive Loss
For the years ended April 30, 2011, 2010 and 2009
(Expressed in Canadian dollars, except where indicated)

	2011	2010	2009
	($000's )	($000's )	($000's )

EXPLORATION COSTS
Net indirect exploration expenditures	223	320	1,017
Mineral property write-offs	-	349	494
Equipment rental income	(303)	(267)	(316)
Net option payments	(6)	75	(187)
	(86)	477	1,008
OTHER EXPENSES (INCOME)
Consulting, labour and professional fees	1,299	1,438	1,049
Depreciation and amortization (note 6)	178	211	232
Gain on disposal of property and equipment	(11)	-	-
Foreign exchange loss (gain)	4	16	(193)
Insurance, licenses and filing fees	130	103	61
Interest income	(90)	(88)	(167)
Other corporate costs	159	236	218
Investor relations and presentations	163	90	60
Rent	118	167	200
Stock-based compensation (note 9)	719	1,052	1,509
Travel and accommodation	94	85	80
Impairment and loss (gain) on disposal of available-for-sale securities (note 5)	(28)	89	394
Management fees	(560)	(439)	(628)
	2,175	2,960	2,815

Loss before income taxes	(2,089)	(3,437)	(3,823)
Future income tax (expense) recovery (note 11)	(49)	461	268
Net loss for the year	(2,138)	(2,976)	(3,555)

Other comprehensive (loss) income
Unrealized (gain) loss on available-for-sale securities	(257)	(1)	157
Comprehensive loss for the year	(1,881)	(2,975)	(3,712)

Basic and diluted loss per share ($ per share)	$(0.12)	$(0.19)	$(0.26)

Basis and diluted weighted average common shares outstanding (000's)	18,114	15,376	13,716

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
For the years ended April 30, 2011 and 2010
(Expressed in Canadian dollars except where indicated)

	Common Shares
	Shares	Amount	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Shareholders’ Equity	Non-Controlling Interest
	000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Balance-May 1, 2008	12,587	54,079	5,392	166	(24,137)	35,500	3,600
Issued on private placement for cash	1,092	3,682	—	—	—	3,682
Issued on private placement for non cash	44	150	—	—	—	150
Issued on the exercise of stock options	30	30	—	—	—	30
Issued to acquire mineral property interest	25	44	—	—	—	44
Warrants issued on private placement	—	(371)	371	—	—	—
Warrants issued to acquire mineral property interest	—	—	13	—	—	13
Share issuance costs	—	(453)	29	—	—	(424)
Stock based compensation expense	—	—	2,160	—	—	2,160
Transfer on stock option exercise	—	25	(25)	—	—	—
Unrealized loss on available-for-sale securities	—	—	—	(157)	—	(157)
Flow through share issuance	—	(1,003)	—	—	—	(1,003)
Change in non-controlling interest	—	—	—	—	—	—	4,000
Net loss for the year	—	—	—	—	(3,555)	(3,555)
Balance-April 30, 2009	13,778	56,183	7,940	9	(27,692)	36,440	7,600
Issued on private placement for cash	3,251	6,212	—	—	—	6,212
Issued on the exercise of stock options	23	27	—	—	—	27
Issued to acquire mineral property interest	135	216	—	—	—	216
Warrants issued on private placement	—	(268)	268	—	—	—
Share issuance costs	—	(297)	—	—	—	(297)
Stock based compensation expense	—	—	1,467	—	—	1,467
Transfer on stock option exercise	—	10	(10)	—	—	—
Unrealized loss on available-for-sale securities	—	—	—	(88)	—	(88)
Transfer of unrealized loss upon permanent impairment on available-for-sale securities	—	—	—	89	—	89
Flow through share issuance	—	(1,205)	—	—	—	(1,205)
Change in non-controlling interest	—	—	—	—	—	—	5,000
Net loss for the year	—	—	—	—	(2,976)	(2,976)
Balance-April 30, 2010	17,187	60,878	9,665	10	(30,668)	39,885	12,600
Issued on private placement for cash	2,168	3,468	—	—	—	3,468
Issued on private placement for non cash	31	48	—	—	—	48
Issued on the exercise of stock options	419	419	—	—	—	419
Issued to acquire mineral property interest	25	24	—	—	—	24
Warrants issued on private placement	—	(297)	297	—	—	—
Share issuance costs	—	(216)	—	—	—	(216)
Stock based compensation expense	—	—	843	—	—	843
Transfer on stock option exercise	—	1,007	(1,007)	—	—	—
Unrealized gain on available-for-sale securities	—	—	—	257	—	257
Flow through share issuance	—	(149)	—	—	—	(149)
Change in non-controlling interest	—	—	—	—	—	—	6,400
Net loss for the year	—	—	—	—	(2,138)	(2,138)
Balance-April 30, 2011	19,830	65,182	9,798	267	(32,806)	42,411	19,000

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
For the years ended April 30, 2011, 2010 and 2009
Expressed in Canadian dollars except where indicated)

	2011 $000’s	2010 $000’s	2009 $000’s

Cash flows provided by (used in) operating activities
Net loss for the year	(2,138)	(2,976)	(3,555)
Items not affecting cash
Impairment and loss (gain) on available-for-sale securities (note 5)	(28)	89	394
Gain on disposal of property and equipment	(11)	-	-
Depreciation and amortization (note 6)	178	211	232
Future income tax expense (recovery) (note 11)	49	(461)	(268)
Mineral property write-offs	-	349	494
Net option payments	-	75	(187)
Other	6	54	59
Stock-based compensation (note 9)	719	1,052	1,509
	(1,225)	(1,607)	(1,322)
Change in non-cash operating working capital
(Increase) decrease in accounts receivable and prepaid expenses	726	(281)	1,125
Increase (decrease) in accounts payable and accrued liabilities	835	433	(1,425)
	336	(1,455)	(1,622)
Cash flows provided by financing activities
Issuance of common shares (net of share issue costs)	3,300	5,918	3,437
Proceeds from stock option exercise	419	27	-
Funding from non-controlling interest	6,400	5,000	5,278
	10,119	10,945	8,715
Cash flows used in investing activities
Deferred exploration costs	(9,711)	(9,726)	(12,363)
Proceeds from available-for-sale securities	103	-	59
Property and equipment	(57)	(127)	(172)
Option payments received	12	1,001	118
Other	-	-	343
Reclamation bond	33	(77)	-
Reimbursed exploration costs	1,859	1,822	3,885
	(7,761)	(7,107)	(8,130)

Increase (decrease) in cash and cash equivalents	2,694	2,383	(1,037)

Cash and cash equivalents - beginning of year	8,722	6,339	7,376

Cash and cash equivalents - end of year	11,416	8,722	6,339
Supplemental cash flow information (note 14)

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2011, 2010 and 2009
Expressed in Canadian dollars except where indicated)

1	Nature of Operations

CanAlaska Uranium Ltd. (the “Company” or “CanAlaska”) and its subsidiaries are principally engaged in the exploration of uranium properties. The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties or sell the properties outright. The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage. On June 21, 2011, the Company’s shares commenced trading on the Toronto Stock Exchange and ceased trading on the TSX Venture Exchange.

These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business.  CanAlaska has incurred losses since inception and as at April 30, 2011 has cumulative losses of $32.8 million (2010: $30.7 million). The Company has never paid dividends and is unlikely to pay dividends or generate earnings in the immediate or foreseeable future.  At April 30, 2011, the Company has cash and cash equivalents of $11.4 million (2010: $8.7 million) (note 4) and working capital of $9.9 million (2010: $8.5 million). Management believes that the cash on hand at April 30, 2011 is sufficient to meet corporate, administrative and exploration activities for the coming twelve months. However, the continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations, and the attainment of profitable operations. These factors cast significant doubt regarding the Company’s ability to continue as a going concern. Although CanAlaska has been successful in raising funds in the past, there can be no assurance that CanAlaska will be able to raise sufficient funds in the future. Should CanAlaska be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts on the balance sheet.

2	Significant Accounting Policies

Basis of Presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and presented in Canadian dollars.

Principles of Consolidation

The consolidated financial statements include the assets, liabilities and results of all entities controlled by the Company. The effects of transactions between entities on the consolidated group are eliminated. Where control of an entity is obtained during a financial year, its results are included in the consolidated statements of loss and deficit from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control exists.

CanAlaska Uranium Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2011, 2010 and 2009
Expressed in Canadian dollars except where indicated)

2	Significant Accounting Policies (continued)

Basis of Consolidation

These consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, CanAlaska Resources Ltd. USA (a Nevada company), CanAlaska West McArthur Uranium Ltd. (a B.C. company), Golden Fern Resources Limited (a New Zealand company) and Poplar Uranium Limited. (a B.C. company).

The Company consolidates the assets, liabilities, revenues and expenses of Canada-Korea Uranium Limited Partnership (“CKU Partnership”) and CanAlaska Korea Uranium Limited (“CKUL”) in accordance with the guidance of Accounting Guideline 15 - Consolidation of Variable Interest Entities (“AcG-15”). It recognizes the other Partners’ ownership as non-controlling interest. The Company also proportionately consolidates its interest in the Rise and Shine joint venture (a New Zealand joint venture).

Measurement Uncertainties

The preparation of these consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported, and disclosed in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Realization of the Company’s assets and liabilities is subject to risks and uncertainties, including reserve and resource estimation, future uranium and precious and base metal prices, estimated costs of future production, changes in government legislation and regulations, estimated future income taxes, and the availability of financing and various operational factors.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash at banks, cash on hand and other short term investments with a maturity of less than 90 days.

Financial Assets and Liabilities

Financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-to-maturity, loans and receivables, available-for-sale or held-for-trading. The classification is not changed subsequent to initial recognition unless the facts and circumstances warrant a change in classification.

Held-for-Trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held-for-trading. These instruments are measured at fair value with the change in the fair value recognized in income.

CanAlaska Uranium Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2011, 2010 and 2009
Expressed in Canadian dollars except where indicated)

2	Significant Accounting Policies (continued)

Available-for-Sale Securities

Available-for-sale securities are reported at fair value based on quoted market prices. Unrealized gains and losses on available-for-sale securities are included in shareholders’ equity as a component of other comprehensive income.

Comprehensive Income

Comprehensive income is composed of the Company’s earnings and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivative instruments designated as cash flow hedges, all net of income taxes. Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented as a category in shareholders’ equity.

Mineral Properties and Deferred Exploration Expenditures

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is determined by management to be impaired or abandoned. Amounts received for the sale of resource properties, option payments, exploration advances and recovery of mineral property expenditures are treated as reductions of the cost of the property and payments in excess of capitalized costs are recognized in income.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development and future profitable production or proceeds from the disposition thereof.

Management of the Company regularly reviews the net carrying value of each mineral property. Where events or changes in circumstances suggest impairment, estimated future cash flows are calculated using estimated future prices, proven and probable reserves, value beyond proven and probable reserves, probability weighted outcomes and operating capital and reclamation costs on an undiscounted basis. If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is expensed for the period. The Company presently has no proven or probable reserves. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying values can be recovered. If the carrying values exceed estimated recoverable values, then the project is written-down to estimated fair values with the write-down expensed in the period.

CanAlaska Uranium Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2011, 2010 and 2009
Expressed in Canadian dollars except where indicated)

2	Significant Accounting Policies (continued)

Management’s estimates of future mineral prices, recoverable resources, initial and operating capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur that could adversely affect management’s estimate of the net cash flows to be generated from its properties.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

Mineral Exploration Tax Credits (“METC”)

The Company recognizes METC amounts when the Company’s METC application is approved by the relevant taxation authorities or when the amount to be received can be reasonably estimated and collection is reasonably assured.

Asset Retirement Obligations

The Company recognizes the legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost are recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the related asset, and amortized into income on a systematic basis over the related assets useful life. The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted to full value over time through periodic charges to earnings.

There are no asset retirement obligations as at April 30, 2011 and 2010.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. The Company provides for depreciation on the following basis: Office equipment - 20% declining balance method; Automotive equipment - 30% declining balance method; Mining equipment - 30% declining balance method; and Leasehold improvements - straight-line method over the life of the lease.

Income Taxes

The Company uses the asset and liability method of accounting for future income taxes. Under this method, future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years at the substantively enacted income tax rates expected to be in effect when the temporary differences are likely to be reversed. The amount of future tax assets recognized is limited to the amount that is more likely than not to be realized.

CanAlaska Uranium Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2011, 2010 and 2009
Expressed in Canadian dollars except where indicated)

2	Significant Accounting Policies (continued)

Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

Loss per Share

Loss per share is calculated using the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method whereby all "in the money" options and warrants are assumed to have been exercised at the beginning of the period and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period. Basic and diluted loss per share for the years ended April 30, 2011, 2010 and 2009 is the same as the effect of the exercise of outstanding options and warrants would be anti-dilutive.

Foreign Currency Translation

The accounts of the Company's foreign operations have been translated into Canadian dollars as follows:

Monetary assets and liabilities are converted at the year-end rates and all other assets and liabilities at historical rates. Revenue and expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these translations are reflected in income or expense in the year that they occur.

Flow-Through Shares

Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures. Under Canadian GAAP, when resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized with a corresponding reduction in share capital.

CanAlaska Uranium Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2011, 2010 and 2009
Expressed in Canadian dollars except where indicated)

2	Significant Accounting Policies (continued)

If a Company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

The Company follows the recommendations of the Emerging Issues Committee (“EIC”) of the Canadian Institute of Chartered Accountants (“CICA”) with respect to flow-through shares, as outlined in EIC-146.  The application of EIC-146 requires the recognition of the foregone tax benefit on the date the Company renounces the tax credits associated with exploration expenditures, provided there is reasonable assurance that the expenditures will be made.

New Accounting Pronouncement

IFRS Convergence

In February 2008, the CICA announced that Canadian GAAP for publicly accountable enterprises is to be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Companies are required to provide IFRS comparative information for the previous fiscal year. Accordingly, the conversion from Canadian GAAP to IFRS is to be applicable to the Company’s reporting for the first quarter of its 2012 year end for which the current and comparative information will be prepared under IFRS. The Company is required to apply all of those IFRS standards which are effective for fiscal year ending April 30, 2011 and apply them to its opening May 1, 2010 balance sheet.

3	Interests in Variable Interest Entities

CanAlaska Korean Uranium Joint Venture

In December 2007, the Company formed a partnership, CKU Partnership, with Hanwha Corporation, Korea Electric Power Corporation, Korea Resources Corp., and SK Networks Co. Ltd. (together the “Korean Consortium”) to develop the Cree East uranium exploration project (“Cree East”), which consists of approximately 56,000 hectares of contiguous mineral claims in a region known as the Athabasca Basin (“Athabasca”), located in Saskatchewan, Canada.

Under the terms of agreements, the Korean Consortium will invest $19 million towards the earn-in of a 50% ownership interest in the CKU Partnership over a 4-year period. As of April 30, 2011, the Korean Consortium has contributed $19 million (2010: $12.6 million) and has a 50% interest (2010: 40.6%) in the CKU Partnership.

The Company acts as the operator for the exploration project and earns a management fee of 10% of the exploration expenditures incurred. The following are the significant balances of the CKU Partnership that are included in CanAlaska’s consolidated balance sheets:

CanAlaska Uranium Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2011, 2010 and 2009
Expressed in Canadian dollars except where indicated)

3	Interests in Variable Interest Entities (continued)

CKU Partnership	April 30, 2011 $000’s	April 30, 2010 $000’s
Cash and short term deposits(note 4)	3,548	2,059
Mineral property interest (note 7(a))	16,010	11,429
Non-controlling interest	19,000	12,600

4	Cash and Cash Equivalents

	April 30, 2011 $000’s	April 30, 2010 $000’s
CKU Partnership funds	3,548	2,059
Option-in advances	911	276
Cash in bank and short term deposits	6,957	6,387
Total	11,416	8,722

The Company consolidates the cash held by CKU Partnership whose funds are held to fund the Cree East property (note 3). Option-in advances are advance cash funding by joint venture partners on various exploration properties to be used for current operating expenditures on the property and are not available for general corporate purposes.

5	Available-for-Sale Securities

	April 30, 2011		April 30, 2010
	Adjusted Cost $000’s	Market Value $000’s	Adjusted Cost $000’s	Market Value $000’s
Pacific North West Capital Corp.	53	292	53	110
Westcan Uranium Corp.	116	83	15	5
Mega Uranium Ltd.	48	25	48	28
Other available-for-sale securities	75	159	135	118
Total	292	559	251	261

The Company reviewed the carrying values of its available-for-sale securities, and where the decreases in market values were significant and provided evidence that the decline in the market value were other-than-temporary losses in value, the Company recorded total write-downs on available-for-sale securities of $nil (2010: $88,889; 2009: $394,000).

An unrealized gain on available-for-sale securities of $257,000 (2010: $1,000) was recorded in other comprehensive income for the year ended April 30, 2011.

CanAlaska Uranium Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2011, 2010 and 2009
Expressed in Canadian dollars except where indicated)

6	Property and Equipment

	April 30, 2011			April 30, 2010
	Cost $000’s	Accumulated amortization $000’s	Net $000’s	Cost $000’s	Accumulated amortization $000’s	Net $000’s
Office equipment	494	(349)	145	476	(306)	170
Leasehold improvements	270	(84)	186	270	(62)	208
Mining equipment	1,006	(749)	257	987	(661)	326
Automotive	112	(84)	28	111	(72)	39
Total	1,882	(1,266)	616	1,844	(1,101)	743

During the fiscal year ended April 30, 2011, the Company had additions of $56,696 (2010: $126,934) and disposals of $19,387 (2010: $nil).

CanAlaska Uranium Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2011, 2010 and 2009
Expressed in Canadian dollars except where indicated)

7	Mineral Property Interests

The Company holds approximately 961,000 hectares of mining claims in the Athabasca Basin located across the provinces of Alberta, Saskatchewan, and Manitoba in Canada. The holdings are comprised of 20 projects which are in various stages of exploration and discovery.

The Company also holds mining claims in New Zealand, Alaska, Newfoundland and British Columbia.

	2011 Fiscal Expenditures				Life to Date - April 30, 2011
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Cree East (a)	-	4,581	-	4,581	-	16,010	-	16,010
West McArthur (b)	-	1,770	(920)	850	65	15,722	(12,214)	3,573
Poplar (c)	-	140	-	140	166	3,626	(3,210)	582
Fond du Lac (d)	-	1,621	-	1,621	120	4,274	-	4,394
Black Lake (e)	-	16	-	16	147	1,503	-	1,650
Grease River (f)	15	801	(891)	(75)	133	3,444	(2,800)	777
Cree West (g)	8	3	(27)	(16)	48	1,112	(1,137)	23
Key Lake (h)	-	3	(12)	(9)	24	1,027	(1,047)	4
NW Manitoba (i)	-	97	-	97	16	6,708	-	6,724
Helmer (j)	-	30	-	30	107	5,030	-	5,137
Lake Athabasca (k)	6	65	-	71	118	5,966	-	6,084
Alberta (l)	-	-	-	-	11	2,329	-	2,340
Hodgson (m)	65	10	-	75	109	1,230	-	1,339
Arnold (n)	-	101	-	101	35	1,340	-	1,375
Collins Bay (o)	-	402	-	402	-	1,288	-	1,288
McTavish (p)	-	17	(108)	(91)	74	671	(108)	637
Carswell (q)	-	19	-	19	173	435	-	608
Other (r)	-	14	-	14	53	2,854	(1,919)	988
Rise and Shine, NZ (s)	-	-	(7)	(7)	301	416	(407)	310
Reefton and Other NZ Projects (t)	-	67	-	67	24	669	(481)	212
Other Projects, Various (u)	-	11	-	11	73	357	(343)	87
Total	94	9,768	(1,965)	7,897	1,797	76,011	(23,666)	54,142

CanAlaska Uranium Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2011, 2010 and 2009
Expressed in Canadian dollars except where indicated)

7	Mineral Property Interests (continued)

	2010 Fiscal Expenditures				Life to Date - April 30, 2010
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Cree East (a)	-	3,493	-	3,493	-	11,429	-	11,429
West McArthur (b)	-	1,814	(1,551)	263	65	13,952	(11,294)	2,723
Poplar (c)	-	453	(270)	183	166	3,486	(3,210)	442
Fond du Lac (d)	-	916	-	916	120	2,653	-	2,773
Black Lake (e)	4	438	-	442	147	1,487	-	1,634
Grease River (f)	-	49	-	49	118	2,643	(1,909)	852
Cree West (g)	-	39	-	39	40	1,109	(1,110)	39
Key Lake (h)	-	12	-	12	24	1,024	(1,035)	13
NE Wollaston (i)	-	40	-	40	16	6,611	-	6,627
Helmer (j)	43	344	-	387	107	5,000	-	5,107
Lake Athabasca (k)	-	129	-	129	112	5,901	-	6,013
Alberta (l)	-	28	-	28	11	2,329	-	2,340
Hodgson (m)	-	20	-	20	44	1,220	-	1,264
Arnold (n)	-	2	-	2	35	1,239	-	1,274
Collins Bay (o)	-	886	-	886		886	-	886
McTavish (p)	-	(62)	-	(62)	74	654	-	728
Carswell (q)	64	388	-	452	173	416	-	589
Other (r)	-	153	(349)	(196)	53	2,840	(1,919)	974
Rise and Shine, NZ (s)	-	(6)	(1)	(7)	301	416	(400)	317
Reefton and Other NZ Projects (t)	-	14	-	14	24	602	(481)	145
Other Projects, Various (u)	-	22	-	22	73	346	(343)	76
Total	111	9,172	(2,171)	7,112	1,703	66,243	(21,701)	46,245

CanAlaska Uranium Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2011, 2010 and 2009
Expressed in Canadian dollars except where indicated)

7	Mineral Property Interests (continued)

Summary of option payments due	Total
As at April 30, 2011 Fiscal Year Ended	Cash $000’s	Spend2 $000’s	Shares
April 2012	28	1,000	5,000
April 2013	-	3,000	-
Thereafter	-	8,000	120,000
Total due1	28	8,000	125,000

1 Only considers payments remaining to be paid during the fiscal year and not previous year’s payments and issuances

2 Represents cumulative spend required not the spend per fiscal year

Summary of option payments receivable	Total
As at April 30, 20111 Fiscal Year Ended	Cash $000’s	Spend3 $000’s	Shares
April 2011	-	650	-
April 2012	-	6,200	-
April 2013	-	7,700	-
April 2014	-	8,700	-
Thereafter	-	-	-
Total due2	-	8,700	-

1 Excludes expenditures and payments on West McArthur (note 7(b)) and Cree East (notes 3 and 7(a))

2 Only considers payments remaining to be received during the fiscal year and not payments and issuances already received or received in prior years. Excludes expenditures and payments on Rise and Shine and Misty as these option agreements were terminated subsequent to year end.

3 Represents cumulative spend required not the spend per fiscal year.

CanAlaska Uranium Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2011, 2010 and 2009
Expressed in Canadian dollars except where indicated)

7	Mineral Property Interests (continued)

a)	Cree East, Saskatchewan – Korean Consortium (note 3)

Cree East consists of approximately 56,000 hectares of mineral claims in the Athabasca Basin, Saskatchewan. In December 2007, the Company formed the CKU Partnership with the Korean Consortium to develop Cree East. Under the terms of agreements, the Korean Consortium will invest $19 million towards the earn-in of a 50% ownership interest in the CKU Partnership over a four year period. As of April 30, 2011, the Korean Consortium has contributed $19 million (April 30, 2010: $12.6 million) and holds a 50% interest (April 30, 2010: 40.6%) in the CKU Partnership. The Company acts as the operator for the exploration project and earns a management fee of 10% of the exploration expenditures incurred.

During the fiscal year ended April 30, 2011, the Company spent $813,000 on camp cost and operations (Life to Date (“LTD”): $2,898,000); drilling $1,806,000 (LTD: $5,370,000); general and administration (“G&A”) $65,000 (LTD: $376,000); geochemistry $86,000 (LTD: $492,000); geology $443,000 (LTD: $1,210,000); geophysics $550,000 (LTD: $3,034,000); management fees $411,000 (LTD: $1,313,000); and other expenses $407,000 (LTD: $1,317,000).

b)	West McArthur, Saskatchewan - Mitsubishi

West McArthur consists of approximately 36,000 hectares of mineral claims in the Athabasca Basin, Saskatchewan. In April 2007, the Company optioned the claims to Mitsubishi Development Pty Ltd. (“Mitsubishi”) whereby Mitsubishi could exercise an option to earn a 50% interest in the property by funding expenditures of $10 million and by making a $1 million payment upon completion of the $10 million funding requirement. In February 2010, Mitsubishi exercised their option with a payment to the Company of $1 million and an unincorporated 50/50 joint venture was formed between the parties to pursue further exploration and development of the property. The Company acts as project operator and earns a management fee (between 5% and 10%) based on the expenditures incurred.

During the fiscal year ended April 30, 2011, the Company spent $16,000 on camp cost and operations (LTD: $2,611,000); drilling $34,000 (LTD: $5,508,000); G&A $116,000 (LTD: $1,898,000); geochemistry $20,000 (LTD: $283,000); geology $131,000 (LTD: $681,000); geophysics $1,305,000 (LTD: $4,398,000); and other expenses $148,000 (LTD: $1,408,000). During the fiscal year ended April 30, 2011, the Company received an option payment of $nil from Mitsubishi (LTD: $1,000,000) and reimbursements of $920,000 (LTD: $13,214,000).

c)	Poplar, Saskatchewan

Poplar consists of approximately 42,000 hectares of mineral claims in the Athabasca. In June 2009, the Company announced that East Resources Inc. (“ERI”) had executed a Memorandum of Understanding (“MOU”) in respect of the Poplar property which had a 60 day term and is now lapsed. During the fiscal year ended April 30, 2010, the Company received expenditure reimbursements of $270,000 from ERI related to the Poplar project.

CanAlaska Uranium Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2011, 2010 and 2009
Expressed in Canadian dollars except where indicated)

7	Mineral Property Interests (continued)

During the fiscal year ended April 30, 2011, the Company spent $3,000 on camp cost and operations (LTD: $809,000); G&A $5,000 (LTD: $345,000); geochemistry $nil (LTD: $139,000); geology $8,000 (LTD: $392,000); geophysics $118,000 (LTD: $1,797,000); and other expenses $6,000 (LTD: $310,000). During the fiscal year ended April 30, 2011, the Company received reimbursements of $nil (LTD: $3,210,000).

d)	Fond Du Lac, Saskatchewan

In an agreement dated October 18, 2006 and subsequently amended November 7, 2008 and September 10, 2010, the Company acquired from the Fond Du Lac Denesuline First Nation an option to earn a 50% interest in the Fond Du Lac property (comprising approximately 17,000 hectares in the Athabasca) for total payments of $130,000 (paid), the issuance of 40,000 shares (issued) and work commitments of $2.0 million ($1.2 million by June 2011 and an additional $800,000 by June 2012). As of April 30, 2011, the Company had met the work commitment and incurred $4.4 million in exploration expenditures on the property.

In September 2010, the Fond Du Lac option agreement was amended whereby the Company’s participating interest in the project was increased from 49% to 50%. In consideration for the amendment, the Company issued 10,000 common shares and accelerated its staged cash payments and share issuances to be due by June 30, 2011. As a result, in September 2010, the Company issued an aggregate of 20,000 common shares under the amended option agreement for the Fond Du Lac project (note 8).

During the fiscal year ended April 30, 2011, the Company spent $283,000 on camp cost and operations (LTD: $804,000); drilling $758,000 (LTD: $1,419,000); G&A $17,000 (LTD: $190,000); geochemistry $82,000 (LTD: $200,000); geology $145,000 (LTD: $510,000); geophysics $101,000 (LTD: $585,000); option payments $98,000 (LTD: $215,000); and other expenses $137,000 (LTD: $471,000).

e)	Black Lake, Saskatchewan

In December 2006, the Company optioned the Black Lake property in the Athabasca (comprising approximately 16,000 hectares) located from the Black Lake Denesuline First Nation. To earn a 49% interest in the property, the Company must make payments of $130,000 ($102,000 paid; July 2011 – $28,000), issue 30,000 shares (25,000 issued (note 8); July 2011 5,000), and incur exploration expenditures of $2 million ($700,000 by July 2010 and an additional $500,000 by July 2011 and a further $800,000 by July 2012). As of April 30, 2011, the Company had incurred $1.7 million in exploration expenditures on the property. Upon exercising its 49% option, a joint venture may be formed.

During the fiscal year ended April 30, 2011, the Company spent $nil on camp cost and operations (LTD: $199,000); drilling $nil (LTD: $366,000); G&A $nil (LTD: $99,000); geochemistry $nil (LTD: $50,000); geology $nil (LTD: $234,000); geophysics $nil (LTD: $327,000); option payments $6,000 (LTD: $181,000); and other expenses $10,000 (LTD: $194,000).

CanAlaska Uranium Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2011, 2010 and 2009
Expressed in Canadian dollars except where indicated)

7	Mineral Property Interests (continued)

f)	Grease River, Saskatchewan – Westcan Uranium

Grease River is comprised of approximately 38,000 hectares of mineral claims located in the Athabasca. The property was previously optioned to Uranium Prospects Plc (terminated June 2009) whereby they had made cash payments of $225,000, issued 1.5 million shares to the Company, and reimbursed $1.6 million in exploration expenditures incurred by the Company.

In August 2010, the Company executed an option agreement with Westcan Uranium Corp. (“Westcan”) to commence exploration of the Grease River project. Under the terms of the option agreement, Westcan may earn a 50% interest in the property by issuing up to 5% of the issued and outstanding shares of Westcan and making exploration expenditures of $4,500,000 by December 2013. The Company will act as the operator for the exploration project and will earn a management fee of 10% of the exploration expenditures incurred.

On November 5, 2010, the Company received 804,808 common shares of Westcan to fulfill the share commitment related to the option agreement.

During the fiscal year ended April 30, 2011, the Company spent $154,000 on camp cost and operations (LTD: $719,000); drilling $260,000 (LTD: $306,000); G&A $7,000 (LTD: $365,000); geochemistry $7,000 (LTD: $118,000); geology $166,000 (LTD: $1,293,000); geophysics $71,000 (LTD: $315,000); and other expenses $151,000 (LTD: $461,000). During the fiscal year ended April 30, 2011, the Company had reimbursements of $891,000 (LTD: $2,800,000).

g)	Cree West, Saskatchewan – Westcan Uranium

Cree West is comprised of approximately 20,000 hectares of mineral claims located in the south-east of the Athabasca. In April 2006, the Company optioned the claims to Westcan. Westcan may earn a 50% interest in the property by making payments of $150,000 (received), issuing 600,000 shares (issued) and making exploration expenditures of $3.6 million before May 2009 ($0.8 million completed).

On July 30, 2010, the Company extended the option agreement for a period of one year beginning on August 1, 2010 in consideration of 125,000 common shares of Westcan. The common shares of Westcan were received by the Company on November 5, 2010.

Westcan may acquire an additional 10% interest by spending an additional $4 million and a further 15% interest by completing a feasibility study within 2 years, issuing 400,000 additional common shares, and spending a minimum of $1 million per year. The Company acts as the project operator until Westcan has a vested 60% interest. Upon attaining commercial production, the Company will receive a 3% net smelter royalty.

During the fiscal year ended April 30, 2011, the Company spent $nil on camp cost and operations (LTD: $158,000); G&A $3,000 (LTD: $329,000); geochemistry $nil (LTD: $102,000); geology $nil (LTD: $117,000); geophysics $nil (LTD: $290,000); and other expenses $8,000 (LTD: $164,000). During the fiscal year ended April 30, 2011, the Company received reimbursements of $27,000 (LTD: $1,137,000).

CanAlaska Uranium Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2011, 2010 and 2009
Expressed in Canadian dollars except where indicated)

7	Mineral Property Interests (continued)

h)	Key Lake, Saskatchewan – Westcan Uranium

Key Lake is comprised of approximately 6,000 hectares of mineral claims located in the south-east of the Athabasca. In March 2006, the Company optioned the claims to Westcan. Westcan can earn a 50% interest by making payments of $150,000 (received), issuing 300,000 shares (received) and completing work commitments of $2 million by May 2009 (2011: $0.9 million completed).

On July 30, 2010, the Company extended the option agreement for a period of one year beginning on August 1, 2010 in consideration of 125,000 common shares of Westcan. The common shares of Westcan were received by the Company on November 5, 2010.

Westcan may elect to acquire an additional 10% interest by spending an additional $2 million and a further 15% interest by completing a feasibility study, issuing to the Company 200,000 additional common shares, and spending a minimum of $500,000 per year. The Company acts as project operator until Westcan has a vested 60% interest. Upon attaining commercial production, the Company will receive a 3% net smelter royalty.

During the fiscal year ended April 30, 2011, the Company spent $nil on camp cost and operations (LTD: $252,000); drilling $nil (LTD: $427,000); G&A $2,000 (LTD: $120,000); geochemistry $nil (LTD: $8,000); geology $1,000 (LTD: $55,000); geophysics $nil (LTD: $140,000); and other expenses $nil (LTD: $49,000). During the fiscal year ended April 30, 2011, the Company received reimbursements of $12,000 (LTD: $1,047,000).

i)	NW Manitoba, Manitoba (formerly NE Wollaston, Saskatchewan-Manitoba)

This property consists of approximately 144,000 hectares and lies between 90 and 170 kilometres northeast along the Wollaston trend of basement formations hosting uranium deposits, which include Rabbit Lake, Collins Bay and Eagle Point Uranium mines. In December 2008, the Company announced the execution of a MOU with ERI for a significant amount of exploration across the property, this lapsed in June 2009. The Company and ERI discussed work on a similar size project in Saskatchewan under a similar MOU (note 7(c)). On March 13, 2010, the Manitoba Government issued an initial permit to the Company, after a delay related to community consultation by the government.

During the fiscal year ended April 30, 2011, the Company spent $3,000 on camp cost and operations (LTD: $1,367,000); drilling $nil (LTD: $373,000); G&A $(1,000) (LTD: $706,000); geochemistry $nil (LTD: $797,000); geology $23,000 (LTD: $2,336,000); geophysics $nil (LTD: $906,000); and other $67,000 (LTD: $239,000).

CanAlaska Uranium Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2011, 2010 and 2009
Expressed in Canadian dollars except where indicated)

7	Mineral Property Interests (continued)

j)	Helmer, Saskatchewan

Helmer is comprised of approximately 57,000 hectares of mineral claims located in the north-central part of the Athabasca Basin, southeast of Uranium City and to the west of Fond Du Lac. During the fiscal year ended April 30, 2011, the Company spent $2,000 on camp cost and operations (LTD: $1,104,000); drilling $nil (LTD: $1,289,000); G&A $nil (LTD: $753,000); geochemistry $1,000 (LTD: $103,000); geology $7,000, (LTD: $370,000); geophysics $1,000 (LTD: $903,000); and other expenses $17,000 (LTD: $615,000).

k)	Lake Athabasca, Saskatchewan

Lake Athasbasca comprises approximately 44,000 hectares of mineral claims located primarily on Lake Athabasca, southwest of Uranium City, Saskatchewan. During the fiscal year ended April 30, 2011, the Company spent $nil on camp cost and operations (LTD: $1,823,000); drilling $nil (LTD: $1,056,000); G&A $nil (LTD: $645,000); geochemistry $1,000 (LTD: $105,000); geology $5,000 (LTD: $397,000); geophysics $58,000 (LTD: $1,746,000); and other expenses $7,000 (LTD: $312,000).

l)	Alberta, Alberta

Alberta comprises approximately 85,000 hectares of mineral claims covering most of the section of Lake Athabasca that lies within the Province of Alberta. During the fiscal year ended April 30, 2011, the Company spent $nil on camp cost and operations (LTD: $275,000); drilling $nil (LTD: $1,000); G&A $nil (LTD: $194,000); geochemistry $nil (LTD: $7,000); geology $nil (LTD: $17,000); geophysics $nil (LTD: $1,775,000); and other expenses $nil (LTD: $71,000).

m)	Hodgson, Saskatchewan

Hodgson comprises approximately 25,000 hectares of mineral claims west of the Cigar Lake Mine, Saskatchewan. During the fiscal year ended April 30, 2011, the Company spent $nil on camp cost and operations (LTD: $111,000); G&A $7,000 (LTD: $376,000); geochemistry $nil (LTD: $159,000); geology $2,000 (LTD: $31,000); geophysics $nil (LTD: $461,000); and other expenses $66,000 (LTD: $201,000).

n)	Arnold, Saskatchewan

Arnold comprises approximately 14,000 hectares of contiguous minerals claims located west of the producing McArthur River mine, Saskatchewan. During the fiscal year ended April 30, 2011, the Company spent $nil on camp cost and operations (LTD: $123,000); G&A $15,000 (LTD: $426,000); geochemistry $nil (LTD: $92,000); geology $nil (LTD: $25,000); geophysics $84,000 (LTD: $595,000); and other expenses $2,000 (LTD: $114,000).

CanAlaska Uranium Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2011, 2010 and 2009
Expressed in Canadian dollars except where indicated)

7	Mineral Property Interests (continued)

o)	Collins Bay Extension, Saskatchewan

In July 2009 and subsequently amended March 2011, the Company entered into an option agreement with Bayswater Uranium Corporation ("Bayswater") to commence exploration of the Collins Bay Extension project. The Collins Bay Extension comprises approximately 39,000 hectares situated directly adjacent to, and following the North-East strike of past-producing uranium mines at Rabbit Lake and Collins Bay, and adjacent to the current producing uranium mine at Eagle Point. This project contains a number of exploration targets within the Snowbird and Fife Island areas.

Under the terms of the option agreement, CanAlaska will act as the operator and may earn a 51% participating interest in the project by undertaking a minimum of $4 million ($1.3 million spent) in exploration expenditures within 6 years and issuing a total of 50,000 (10,000 issued (note 8)) shares of the Company to Bayswater over this period. The Company may increase its participating interest in the project to 70% by successfully undertaking a further $2 million in exploration expenditures over a period of 3 years.

During the fiscal year ended April 30, 2011, the Company spent $14,000 on camp cost and operations (LTD: $210,000); drilling $(15,000) (LTD: $264,000); G&A $5,000 (LTD $13,000); geochemistry $8,000 (LTD $10,000); geology $73,000 (LTD $148,000); geophysics $205,000 (LTD $346,000); option share issuance $nil (LTD $8,000); and other expenses $112,000 (LTD $289,000).

p)	McTavish, Saskatchewan – Kodiak Exploration Limited

McTavish is comprised of approximately 16,000 hectares of mineral claims lying southeast of the McArthur River mine in Saskatchewan and northwest of the Key Lake Mine. On August 10, 2009, the Company entered into an option agreement with Prodigy Gold Incorporated (“Prodigy”) (formerly Kodiak Exploration Limited) on the McTavish project which granted Prodigy an option to acquire up to 70% interest in the project. In order to earn an initial 50% interest in the project, Prodigy must complete $4 million in exploration expenditures and issue 1,000,000 (150,000 issued) Prodigy shares to the Company over a period of five years.  In March 2011, the option agreement with Prodigy was terminated.

During the fiscal year ended April 30, 2011, the Company spent $1,000 on camp cost and operations (LTD: $15,000); G&A $1,000 (LTD: $526,000); geochemistry $3,000 (LTD: $15,000); geology $19,000 (LTD: $20,000); geophysics $2,000 (LTD: $188,000); and other expenses $1,000 (LTD: $59,000). During the fiscal year ended April 30, 2011, the Company received option payments in the form of shares with a fair value of $118,000 (LTD: ($185,000)).

CanAlaska Uranium Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2011, 2010 and 2009
Expressed in Canadian dollars except where indicated)

7	Mineral Property Interests (continued)

q)	Carswell, Saskatchewan

Carswell is comprised of approximately 29,000 hectares of mineral claims in the vicinity of Cluff Lake, Saskatchewan.  In December 2009, the Company issued 125,000 shares and made a $62,500 cash payment under a purchase agreement with Hawk Uranium Inc. to acquire mineral claims in the Cluff Lake area (note 8). Hawk Uranium Inc. will retain a 2.5% Net Smelter Return (“NSR”), 2% of which will be purchasable by the Company for payment of $2.0 million.

During the fiscal year ended April 30, 2011, the Company spent $nil on G&A (LTD: $5,000); geology $12,000 (LTD: $32,000); geophysics $2,000 (LTD: $131,000); and other expenses $5,000 (LTD: $239,000). During the fiscal year ended April 30, 2011, the Company made options payments in the form of shares with a fair value of $nil (LTD: $200,000) to Hawk Uranium Inc.

r)	Other Properties

Other properties include the Waterbury and Moon claim blocks in the Province of Saskatchewan.

Waterbury comprises approximately 6,000 hectares of mineral claims located north of the Cigar Lake mine in Saskatchewan.

Moon comprises approximately 4,000 hectares of mineral claims lying in two separate blocks between the McArthur River and Key Lake mines and is subject to a 3% third-party Net Smelter Return (“NSR”).

In fiscal 2010, the Company wrote down its Camsell and Ford claim ($0.3 million) as it did not renew its prospecting permits on these properties.

s)	Rise and Shine, New Zealand

Rise and Shine is located 20 kilometres (“km”) northeast of Cromwell, New Zealand and encompasses a number of historical high-grade underground gold mines in the Bendigo Gold field. Effective July 1, 2007, the Company has completed its earn-in requirements in a joint venture with Oceana Gold (New Zealand) Limited (“Oceana”) (30%) and CanAlaska (70%). If either party elects to not fund or only partially-fund their respective portion of a proposed budget then the defaulting party dilutes their equity in the joint venture down to a minimum of 15% at which point the relevant party’s interest in the joint venture will revert to a 2% royalty on gold produced. As of April 30, 2011, CanAlaska’s current interest in Rise and Shine is 72% and Oceana’s interest is 28%.

In June 2009, the Company announced an agreement with Glass Earth Gold Ltd. (“Glass Earth”) for the sale of a 70% interest in the claim, which was subsequently terminated in June 2010. CanAlaska currently proportionately consolidates its 72% interest in Rise and Shine as at April 30, 2011.

CanAlaska Uranium Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2011, 2010 and 2009
Expressed in Canadian dollars except where indicated)

7	Mineral Property Interests (continued)

t)	Reefton and Other New Zealand Projects

In February 2009, Kent Exploration Inc. (“Kent”) entered into a 5-year option agreement to acquire a 70% interest in the Reefton Project, in South Island, New Zealand by paying $5,000 to the Company upon execution and spending $3,500,000 on the project over the five year option period. In August 2009, the option agreement with Kent was terminated.

This road-accessible property, encompassing approximately 14,060 hectares (34,743 acres), is located in the historic Reefton gold fields, off New Zealand State Highway 7, with the property extending from approximately 3 km to 20 km south-west of the town of Reefton, South Island, New Zealand, and is currently in good standing under Mineral Exploration Licence #40677.

u)	Other Projects, Various

Various other projects include the Kasmere, Misty, Rainbow Hill, Glitter Lake, Elliot Lake, Voisey’s Bay and Zeballos projects.

Kasmere comprises approximately 267,000 hectares under license application adjacent to NE Wollaston in the Province of Manitoba. The Company acquired an adjacent claim block (Mineral Lease 209B) from Santoy Resources Ltd. on December 11, 2008 for 4,000 in common shares, 50,000 warrants exercisable over one year at an exercise price of $5.00, and a 2% NSR. Mineral Lease 209B is situated in the middle of the Company’s Kasmere claim block, which is currently under application with the Manitoba government.

The Misty project covers approximately 53,000 hectares and is located in Manitoba adjacent to the southern boundary of the NW Manitoba project.  On May 23, 2008, the Company optioned the Misty property to Great Western Minerals Group Ltd. (“Great Western”). Great Western may have earned a 51% interest in the property by making payments of $100,000, issuing 200,000 shares and making exploration expenditures of $6 million. The Company was awaiting the grant of exploration permits by the Government of Manitoba, which have been delayed due to aboriginal consultations. In June 2010, Great Western terminated the agreement and on June 22, 2010, the Company withdrew its exploration permit application and recorded a mineral property write-down of $367 for the Misty project.

Rainbow Hill comprises 12 unpatented federal lode mining claims in the Valdez Creek Mining District, Talkeetna Recording District, Alaska, U.S.A. This property was optioned to District Gold Inc. (“District Gold”) under which District Gold may have earned a 60% interest by making option payments by July 31, 2009 of $150,000 ($37,500 received) and 200,000 shares (100,000 issued), and completing exploration expenditures of $1.5 million over the term of the option. On February 5, 2010, the Company terminated the option agreement with District Gold.

Glitter Lake comprised certain mineral claims prospective for nickel and platinum located near Glitter Lake, Quebec. In January, 2009, the company transferred ownership of Glitter Lake to fulfill an office lease obligation. CanAlaska retained a ½% NSR.

CanAlaska Uranium Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2011, 2010 and 2009
Expressed in Canadian dollars except where indicated)

7	Mineral Property Interests (continued)

Voisey’s Bay, located in Labrador, Newfoundland, is a property jointly-held with Columbia Yukon Explorations Inc.

Zeballos is comprised of 22 mineral crown grants in two groups that cover a total of approximately 336 hectares of mineral claims located 6 kilometres northeast of the Village of Zeballos, on the west-central coast of Vancouver Island in British Columbia.  In May 2010, the Company executed an option agreement with Ridgeback Global Resources Plc (“Ridgeback”). Under the terms of the option agreement, Ridgeback may have earned a 50% interest in the property by making payments of $60,000 ($10,000 received), issuing up to 15% of the issued and outstanding shares of Ridgeback and making exploration expenditures of $2,500,000 by May 2014. On October 3, 2010, the Company terminated the option agreement with Ridgeback.

8	Share Capital

The Company has an unlimited amount of authorized common shares without par value.

Share Issuances

a)
On September 23, 2010, shareholders approved a share consolidation of ten to one.  The shares of the Company began trading on a consolidated basis on November 8, 2010. All references to common shares, stock options, warrants and per share amounts for all periods have been adjusted on a retrospective basis to reflect the common share consolidation.

b)
In December 2010, the Company issued 1,721,708 ordinary units for gross proceeds of $2,754,733. Each unit consists of one common share and one-half of a share purchase warrant. Each warrant entitles the holder to purchase on additional common share for a period of twenty four months from the closing date, at a price of $1.90 per warrant share.  The share purchase warrants issued as part of this placement have been recorded at a fair value of $205,499 using the Black Scholes model (note 9). A finder’s fee of $119,055 in cash and 31,250 common shares and 136,192 warrants were issued in connection with the financing.

In December 2010, the Company issued 446,167 flow-through units for gross proceeds of $713,867. Each unit consists of one flow-through common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of twenty four months from the closing date at a price of $1.90 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $53,254 using the Black Scholes model (note 9).  A finder’s fee of $29,280 in cash and 18,300 warrants were issued in connection with the financing.

c)
In September 2010, the Company issued 20,000 common shares under the amended option agreement for the Fond Du Lac project (note 7(d)). In July 2010, the Company issued 5,000 common shares under the option agreement for the Black Lake project (note 7(e)).

CanAlaska Uranium Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2011, 2010 and 2009
Expressed in Canadian dollars except where indicated)

8	Share Capital (continued)

d)
In December 2009, the Company issued 5,000 common shares under the option agreement with Bayswater Uranium for the Collins Bay Extension uranium project (note 7(o)). In December 2009, the Company issued 125,000 common shares under the purchase agreement with Hawk Uranium Inc. for mineral claims in the Cluff Lake area of Saskatchewan. In July 2009, the Company issued 5,000 common shares under the option agreement with Bayswater Uranium for the Collins Bay Extension uranium project (note 7(o)).

e)
In December 2009, the Company issued 1,089,757 ordinary units for gross proceeds of $1,907,075.  Each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional common share for a period of twenty four months from the closing date, at a price of $2.80 per warrant share.  The share purchase warrants issued as part of this placement have been recorded at a fair value of $119,760 using the Black Scholes model (note 9).  A finder’s fee of $12,500 in cash and 7,143 warrants were issued in connection with the financing.

In December 2009, the Company issued 387,630 flow-through units for gross proceeds of $814,023. Each unit consists of one flow-through common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of eighteen months from the closing date at a price of $2.80 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $18,289 using the Black Scholes model (note 9). A finder’s fee of $31,185 in cash and 14,850 warrants were issued in connection with the financing.

In November 2009, the Company issued 1,071,443 flow-through units for gross proceeds of $2,250,030. Each unit consists of one flow-through common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of eighteen months from the closing date, at a price of $2.80 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $69,885 using the Black Scholes model (note 9). A finder’s fee of $112,502 in cash and 53,572 warrants were issued in connection with the financing.

In October 2009, the Company issued 119,000 flow-through units for gross proceeds of $249,900. Each unit consists of one flow-through common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of eighteen months from the closing date, at a price of $2.80 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $7,755 using the Black Scholes model (note 9).  A finder’s fee of $12,495 in cash and 5,950 warrants were issued in connection with the financing.

CanAlaska Uranium Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2011, 2010 and 2009
Expressed in Canadian dollars except where indicated)

8	Share Capital (continued)

In August 2009, the Company issued 582,676 flow-through units for gross proceeds of $990,550. Each unit consists of one flow-through common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of twenty-four months from the closing date, at a price of $2.40 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $52,404 using the Black Scholes model (note 9).  A finder’s fee of $49,528 in cash, 14,567 warrants and 29,134 compensation options were issued in connection with the financing. Each compensation option entitled the holder thereof to acquire one unit at a price of $1.70 per unit for a period of 24 months. Each unit will consist of one common share or one flow-through common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitles the holder thereof to purchase one additional common share of the Company for a period of twenty-four months from the closing date at a price of $2.40 per warrant share.

f)	During the 2011 fiscal year, the Company renounced its expenditures in respect of the flow-through units and recognized the future income tax liability and decreased share capital by $0.1 million.

During the 2010 fiscal year, the Company renounced its expenditures in respect of the flow-through units and recognized the future income tax liability and decreased share capital by $1.2 million.

9	Share Stock Options and Warrants

The Company has a stock option plan that permits the granting of stock options to directors, officers, key employees and consultants. Terms and pricing of options are determined by management at the date of grant. A total of 3,400,000 common shares of the Company are allotted and reserved for issuance under the stock option plan.

	Number of options 000’s	Weighted average exercise price $
Outstanding - May 1, 2010	2,094	3.20
Granted	406	1.05
Exercised	(419)	1.00
Expired	(172)	4.46
Forfeited	(119)	2.02
Outstanding – April 30, 2011	1,790	1.03

CanAlaska Uranium Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2011, 2010 and 2009
Expressed in Canadian dollars except where indicated)

9	Share Stock Options and Warrants (continued)

	Number of options 000’s	Weighted average exercise price $
Outstanding - May 1, 2009	2,137	3.60
Granted	638	1.80
Exercised	(23)	1.20
Expired	(96)	3.90
Forfeited	(562)	3.00
Outstanding – April 30, 2010	2,094	3.20

As at April 30, 2011, the following stock options were outstanding:

Number of options outstanding 000’s		Number of options Exercisable 000’s	Exercise price $	Expiry date (April 30)
	191	191	1.00	2012
	661	636	1.00 - 1.50	2013
	789	789	1.00 - 1.56	2014
	149	142	1.00	2015
Total	1,790	1,758	1.04

For the year ended April 30, 2011, total stock-based compensation expense was $0.8 million (2010: $1.5 million; 2009: $2.2 million) of which $0.1 million was capitalized to the appropriate mineral property interest (2010: $0.4 million; 2009: $0.7 million).

Warrants

	Number of warrants 000’s	Weighted average exercise price $
Outstanding - May 1, 2010	2,847	3.20
Granted	1,238	1.90
Expired	(646)	4.78
Outstanding – April 30, 2011	3,439	2.44

	Number of warrants 000’s	Weighted average exercise price $
Outstanding - May 1, 2009	631	5.00
Granted	2,266	2.70
Expired	(50)	5.00
Outstanding – April 30, 2010	2,847	3.20

CanAlaska Uranium Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2011, 2010 and 2009
Expressed in Canadian dollars except where indicated)

9	Share Stock Options and Warrants (continued)

At April 30, 2011, the following warrants were outstanding and exercisable:

	Number of warrants outstanding 000’s	Exercise price $	Expiry date Fiscal year end
	2,201	2.74	2012
	1,238	1.90	2013
Total	3,439

The fair value of the share purchase warrants issued during the year was calculated using the following weighted average assumptions:

Warrants
Risk-free interest rate	1.68%
Options expected life	2.0 years
Applied volatility	40%
Expected dividend	0%

The fair value of the share purchase options issued during the year was calculated using the following range of assumptions:

Options
Risk-free interest rate	1.25%-1.92%
Options expected life	1.3 to 3.0 years
Expected volatility	102% to 113%
Expected dividend	0%

CanAlaska Uranium Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2011, 2010 and 2009
Expressed in Canadian dollars except where indicated)

10	Related Party Transactions

	2011 $000's	2010 $000's	2009 $000's
Engineering and consulting fee to the Vice-President Exploration	205	237	185
Accounting fees to a company controlled by the former Chief Financial Officer	-	4	60
Accounting fees to a company controlled by the former Chief Financial Officer	-	135	-
Consulting fees to a company controlled by the Chief Financial Officer	82	7	-

The Vice-President Exploration currently provides his services through a consulting company.

Two former Chief Financial Officers had billed their time through consulting companies and the current Chief Financial Officer provides his service through a consulting company as well and is disclosed above.

All transactions are recorded at the amounts agreed upon by the two parties.

Effective November 2010, each outside director is entitled to receive $15,000 annual retainer, $700 per directors meeting and $600 per committee meeting. Committee chairs are entitled to receive an additional $1,500 and the audit committee chair is entitled to an additional $2,500. Prior to November 2010, each outside director was entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the year, $75,639 (2010: $70,980; 2009: $71,572) has been paid/accrued to directors. At year end, $7,887 (2010: $8,465) is owing to directors and is recorded in accrued liabilities.  This is due on demand and non-interest bearing.

11	Income Tax

	2011		2010		2009
	$000’s	%	$000’s	%	$000’s	%
Loss before tax	2,089	100%	3,437	100%	3,823	100%

Income tax recovery at statutory rates	591	28%	1,019	30%	1,132	30%
Non-deductible expenses	(209)	(10%)	(239)	(7%)	(676)	(18%)
Unrecognized tax losses	(431)	(21%)	(319)	(10%)	(188)	(5%)
Tax expense (recovery)	49	2%	(461)	(13%)	(268)	(7%)

CanAlaska Uranium Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2011, 2010 and 2009
Expressed in Canadian dollars except where indicated)

11	Income Tax (continued)

The significant components of the Company’s future income tax liability are as follows:

	$2011 000’s	$2010 000’s
Mineral property interest	6,337	5,786
Operating losses carried forward, net of valuation allowance	(1,871)	(1,941)
Share issuance costs	(145)	(184)
Capital assets	(304)	(262)
Investment tax credit	(421)	-
Net future income tax liability	3,596	3,399

The Company has incurred non-capital losses of approximately $5,354,000. They may be carried forward and used to reduce taxable income of future years in the countries indicated. These losses will expire as follows:

($000’s)	Canada	New Zealand	United States	Total
Expiry Date- Fiscal Year End
2014	422	-	-	422
2015	979	-	-	979
2016	-	-	-	-
Thereafter	2,487	1,386	80	3,953
Total	3,888	1,386	80	5,354

During the year, flow-through shares totalling $0.7 million (2010: $4.3 million) were issued, which funds are required to be spent on certain Qualifying Canadian Exploration Expenditures (note 8). As the Company no longer has the ability to use the expenditures for tax purposes, the Company is required to record a future tax liability which is equal to the renunciation at the corporate tax rate when expenditures are renounced. This amounted to $0.1 million (2010: $1.2 million). However, the Company can utilize previously unrecognized future income tax assets to offset the liability to the extent available. The excess future income tax liability of $3.6 million (2010: $3.4 million) has been recorded in the consolidated financial statements.

CanAlaska Uranium Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2011, 2010 and 2009
Expressed in Canadian dollars except where indicated)

12	Commitments

The Company has the following commitments in respect of operating leases for office space, land, or computer equipment:

Fiscal Year Ending	Total $000’s
2012	235
2013	156
2014	148
2015	147
Thereafter	140
Total	826

The Company has outstanding and future commitments under mineral properties option agreements to pay cash and/ or issue common shares of the Company (note 7).

13	Geographic Segmented Information

The Company operates in one segment, the exploration of mineral property interest.

April 30, 2011 ($000’s)	Canada	U.S.A.	New Zealand	Total
Non-current Assets	54,567	10	524	55,101
Assets	66,946	10	542	67,498
Loss for the Year	2,118	15	5	2,138

April 30, 2010 ($000’s)	Canada	U.S.A.	New Zealand	Total
Non-current Assets	46,908	7	464	47,379
Assets	56,982	7	521	57,510
Loss for the Year	2,975	-	1	2,976

April 30, 2009 ($000’s)	Canada	U.S.A.	New Zealand	Total
Non-current Assets	39,816	3	458	40,277
Assets	47,359	4	525	47,888
Loss for the Year	3,289	2	264	3,555

CanAlaska Uranium Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2011, 2010 and 2009
Expressed in Canadian dollars except where indicated)

14	Supplemental Cash Flow Information

During the year the Company had the following non-cash investing and financing activities:

	$2011 000’s	$2010 000’s	$2009 000’s
Shares issued for mineral properties	24	216	44
Shares received for mineral properties	(115)	(73)	(27)
Capitalized stock-based compensation	123	414	651
Fair value of agents warrants included in share issuance costs	(39)	-	(41)
Fair value of shares included in share issuance costs	(48)	-	132
Mineral property disposal for rent settlement	-	-	36
Available-for-sale disposal for non-cash consideration	-	-	24

Cash and cash equivalents comprise the following:

	2011 $000’s	2010 $000’s
Cash on hand and balances in bank	1,293	2,013
Short term deposits	10,123	6,709
Total	11,416	8,722

The Company did not have any payments for interest or taxes during the year ended April 30, 2011 (2010: $nil; 2009: $nil).

15	Financial Instruments

Fair Value Hierarchy

The fair value hierarchy establishes three levels to classify inputs to the valuation techniques used to measure fair value. Level 1 inputs are quoted market prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly (derived from prices). Level 3 inputs are unobservable (supported by little or no market activity), such as non-corroborative indicative prices for a particular instrument provided by a third party.

CanAlaska Uranium Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2011, 2010 and 2009
Expressed in Canadian dollars except where indicated)

15	Financial Instruments (continued)

The Company has classified the financial assets as follows:

•	Level 1
o	Cash and cash equivalents.
o	Available-for-sale securities.
•	Level 2
o	No items are included in this category.
•	Level 3
o	No items are included in this category.

There were no transfers between the above categories during the year.

Fair Values

As at April 30, 2011, the Company's carrying values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to their short term to maturity.

Cash and cash equivalents are designated as held-for-trading. The Company has financial assets classified as available-for-sale. The Company has recorded its available-for-sale securities at current market value through either permanent impairment or revaluation through other comprehensive income.

Capital Management

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time minimizing the cost of capital and maximizing growth of its business and provide returns to its shareholders. The Company’s capital structure consists of shareholders’ equity, comprising issued share capital plus contributed surplus plus accumulated other comprehensive income and deficit with a balance of $42.4 million as at April 30, 2011 (2010: $39.9 million). The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended April 30, 2010.

Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company deposits cash and cash equivalents with high credit quality financial institutions as determined by rating agencies.

Currency Risk

The Company maintains a majority of its cash and cash equivalents in Canadian dollars and also incurs a majority of its expenditures in Canadian dollars and therefore, has minimal exposure to foreign currency fluctuation.

CanAlaska Uranium Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2011, 2010 and 2009
Expressed in Canadian dollars except where indicated)

15	Financial Instruments (continued)

Interest Rate Risk

The loss for the year in these consolidated financial statements includes interest income on Canadian and U.S. dollar cash and cash equivalents. If interest rates throughout the year had been 10 basis points (0.1%) lower (higher) then net loss would have been $10,000 lower ($10,000 higher).

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with its financial liabilities. The Company is reliant upon equity issuances and funding from its strategic partners as its two sources of cash. The Company manages liquidity risk by maintaining an adequate level of cash and cash equivalents to meet its ongoing obligations. The Company continuously reviews its actual expenditures and forecast cash flows and matches the maturity dates of its cash equivalents to capital and operating needs.  The Company’s accounts payable and accrued liabilities are all due within the year.  The Company has been successful in raising equity financing in the past; however, there is no assurance that it will be able to do so in the future (note 1).

16	Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The United States Securities and Exchange Commission (“SEC”) requires that financial statements of foreign companies contain a reconciliation presenting the statements on the basis of accounting principles generally accepted in the United States of America (“US GAAP”). Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are not material, except as follows:

a)     US GAAP requires that mineral property exploration and land use costs must be expensed as incurred, until commercially mineable deposits are determined to exist within a particular property. Accordingly, for US GAAP purposes, for all periods presented, the Company has expensed all land use costs for mineral properties and deferred exploration costs, which have been incurred by the Company, for which commercially mineable revenues do not exist. The expensing of these costs has a consequential impact on future income taxes.  Under Canadian GAAP, such costs have been deferred. For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

b)      Under Canadian GAAP a premium to market on the issuance of flow-through shares would be recorded in share capital. For US GAAP purposes, Accounting Standards Codification (“ASC”) 740, “Income Taxes”, the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are issued. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A future tax liability is recognized for the premium paid by the investors and is then recognized as a future income tax recovery in the period of renunciation.

CanAlaska Uranium Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2011, 2010 and 2009
Expressed in Canadian dollars except where indicated)

16	Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

For Canadian GAAP purposes, the Company records a future income tax liability and a corresponding reduction of share capital in respect of flow-through share financing. For US GAAP purposes no such entry is recorded.

c)                      Under Canadian GAAP, investments in joint ventures are accounted for using the proportionate consolidation method. Under US GAAP, investments in joint ventures are accounted for using the equity method. The different accounting treatment affects only the display and classification of financial statement items and not net earnings or shareholders’ equity. As allowed under the SEC rules applicable to Form 20-F, no adjustment has been made for this difference.

d)                      Under US GAAP, funds raised from the issuance of flow-through shares, which have not yet been disbursed on qualifying exploration expenditures, would be disclosed as restricted cash. Accordingly, cash and cash equivalents under US GAAP would be reduced by $nil at April 30, 2011, $833,000 at April 30, 2010, and $nil at April 30, 2009.

e)                      The impact of the above differences between Canadian and US GAAP on the reported assets and liabilities of the Company is as follows:
Asset reconciliation	$2011 000’s	$2010 000’s
Total assets under Canadian GAAP	67,498	57,510
Write-off of mineral exploration costs (note a)	(53,005)	(45,202)
Total assets under US GAAP	14,493	12,308

Liabilities reconciliation
Total liabilities under Canadian GAAP	6,057	5,025
Adjustment to future income tax liabilities related to adjustments
(notes a and b)	(3,596)	(3,399)
Total liabilities under US GAAP	2,461	1,626

CanAlaska Uranium Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2011, 2010 and 2009
Expressed in Canadian dollars except where indicated)

16	Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

f)      The impact of the above differences between Canadian and US GAAP on loss for the period is as follows:
Loss reconciliation	2011 $000’s	2010 $000’s	2009 $000’s
Net loss under Canadian GAAP	2,138	2,976	3,555
Add (deduct)
Mineral property exploration expenditures (note a)	7,803	6,652	7,418
Premium on flow-through shares (note b)	-	(464)	(135)
Future income tax adjustment (notes a and b)	(49)	461	268
Net loss under US GAAP	$ 9,892	$ 9,625	$ 11,106

Net loss attributable to non-controlling interests	1,874	1,418	1,097
Net loss attributable to common shareholders	8,018	8,207	10,009
Net loss per share under US GAAP	$ 0.55	$ 0.50	$ 0.70

Other comprehensive loss (gain)	(257)	(1)	157
Comprehensive loss under US GAAP	9,635	9,624	11,263

CanAlaska Uranium Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2011, 2010 and 2009
Expressed in Canadian dollars except where indicated)

16	Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

g)                      The impact of the above differences between Canadian and US GAAP on the deficit, common shares and contributed surplus and non-controlling interest, as reported, is as follows:

Deficit reconciliation	$2011 000’s	$2010 000’s	$2009 000’s
Deficit under Canadian GAAP	32,806	30,668	27,692
Cumulative mineral property write-offs (note a), net of amount attributable to non-controlling interest	47,669	42,124	36,922
Cumulative premium on flow-through shares (note b)	(792)	(792)	(328)
Future income tax on adjustments (notes a and b)	4,152	4,170	3,710
Other	443	443	443
Deficit under US GAAP	84,278	76,613	68,439

Contributed surplus reconciliation	$2011 000’s	$2010 000’s	$2009 000’s
Contributed surplus under Canadian GAAP	9,798	9,665	7,940
Other	443	443	443
Contributed surplus under US GAAP	10,241	10,108	8,383

Common shares reconciliation	$2011 000’s	$2010 000’s	$2009 000’s
Common shares under Canadian GAAP	65,182	60,878	56,183
Premium on flow-through shares (note b)	(792)	(792)	(328)
Flow-through shares future income tax adjustment (note b)	7,748	7,569	6,364
Common shares under US GAAP	72,138	67,655	62,219

Non-controlling interest reconciliation	$2011 000’s	$2010 000’s	$2009 000’s
Non-controlling interest under Canadian GAAP	19,000	12,600	7,600
Loss attributable to non-controlling interest under US GAAP	(5,336)	(3,046)	(1,628)
Non-controlling interest under US GAAP	13,664	9,554	5,972

There are no material measurement differences between Canadian and US GAAP for Accumulated Other Comprehensive Income.

CanAlaska Uranium Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2011, 2010 and 2009
Expressed in Canadian dollars except where indicated)

16	Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

h)                      The impact of the above differences between Canadian and US GAAP on the consolidated statements of cash flows, as reported, is as follows:
Cash flow reconciliation	2011 $000’s	2010 $000’s	2009 $000’s
Operating cash flow under Canadian GAAP	336	(1,455)	(1,622)
Mineral property exploration expenditures (note a)	(7,758)	(7,790)	(7,081)
Operating cash flow under US GAAP	(7,422)	(9,245)	(8,703)
Investing cash flow under Canadian GAAP	(7,761)	(7,107)	(8,130)
Mineral property exploration expenditures (note a)	7,758	7,790	7,081
Investing cash flow under US GAAP	(3)	683	(1,049)
Financing cash flow under Canadian GAAP	10,119	10,945	8,715
Reclassification of cash held from flow-through shares (note d)	-	(833)	-
Financing cash flow under US GAAP	10,119	10,112	8,715
Cash and cash equivalents under Canadian GAAP	11,416	8,722	6,339
Reclassification of cash held from flow-through shares (note d)	-	(833)	-
Cash and cash equivalents under US GAAP	11,416	7,889	6,339

17	Subsequent Events

Subsequent to the year ended April 30, 2011, the following events occurred:

In May 2011, the Company issued 418,141 flow-through common shares for gross proceeds of $472,500.

In July 2011, the Company issued 5,000 common shares under the option agreement for the Black Lake project (note 7(e)).

In August 2011, the option agreement with WestCan for the Grease River project was terminated. Also, in August 2011, WestCan’s earn-in option for the Cree West and Key Lake projects expired.